

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 27, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re: Imperial Garden & Resort, Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed November 13, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2017 and October 4, 2017 letters, as applicable.

Prospectus Cover Page

1. We note your response to our prior comment 2 in our October 4, 2017 letter. Please revise the cover page to clarify, as indicated in your response, that the selling shareholders will not be able to sell their shares until the company raises the minimum amount from the company's offering and the company's ordinary shares are listed on Nasdaq. Please also revise the Offering section on page 10 accordingly.

Summary of Financial Operations, page 5

2. We note your response to our prior comment 4 in our September 29, 2017 letter and reissue. Please refer to the second paragraph. Please revise to disclose your current assets and liabilities as of a more recent date without an adjustment for any offering proceeds. As of such date, please also clarify whether you still have a negative working capital position.

Risk Factors, page 13

Risk of selling shareholders and broker-dealers or agents being deemed statutory underwriters, page 35

3. We note the statement that "Purchasers of selling shareholders' ordinary shares in the open market will have no recourse against the Company." Please expand to clarify that under Section 11 of the Securities Act, any person acquiring securities covered by the registration statement can sue the parties enumerated in that Section, including any person who signed the registration statement and the company's directors.

Capitalization, page 40

4. Please revise to remove the cash and cash equivalents line item from your Capitalization table in accordance with Item 3.B of Form 20-F.

Audited Financial Statements for the Year Ended December 31, 2016

5. We note from your disclosures that as of June 27, 2017 you issued each stockholder 89 shares for every 1 share they owned. In light of the fact that this is similar to a stock split, please revise to reflect the issuance of these shares retroactively for all periods presented throughout your filing. Your earnings per share information as of December 31, 2016 should be similarly revised. Please add footnote disclosure to clearly indicate the treatment of this stock split. See guidance in ASC 260-10-55-12.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 37

Note 2. Unaudited Pro Forma Adjustments to Consolidated Financial Statements

Adjustment (C)

6. We note from adjustment (C) that it appears you plan to recognize a gain on the forgiveness of interest between Mr. Chen-Yu Lian and Yao-The in the amount of $22,396,703 and reduction of debt to $4,937,460 that occurred on July 25, 2017. In light of the fact that this is a nonrecurring gain, it should not be included in your pro forma statements of operations. Please revise. See guidance in Article 11 of Regulation S-X. Similarly, it appears that adjustment (D) relates to a one-time gain due to extiguishment of debt. Please also revise to remove this gain recognition from the pro forma statements of operations.

7. Please explain to us why you believe gain recognition in the financial statements will be appropriate related to the settlement agreement with Mr. Chen-Yu Lian. As part of your response, please indicate if Mr. Chen-Yu Lian is related to the company in any way.

Exhibit 5.1

8. We note your response to our prior comment 15 in our September 29, 2017 letter and reissue. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011. In this regard, the introductory paragraph does not reference the offering by the selling shareholders and paragraph 3.4 does not provide the required opinion. Please have counsel revise the introductory paragraph as applicable and paragraph 3.4 to opine that the shares are legally issued, fully paid and non-assessable.

Exhibit 99.4

9. We note your disclosure on page 81 that "[i]n accordance with the Share Transfer Agreement, each selling shareholder represents that he or she will not begin trading the Company's ordinary shares until the completion of our contemplated offering." The filed version of Exhibit 99.4 does not appear to contain such restriction or representation. Please reconcile or advise.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
       Sichenzia Ross Ference Kesner LLP